U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

COMMISSION FILE NUMBER: 000-53943

NOTIFICATION OF LATE FILING

Check One:

☐ Form 10-K
☐ Form 20-F
☐ Form 11-K
☒ Form 10-Q
☐ Form 10-D
☐ Form N-SAR
☐ Form N-CSR

For Period Ended: February 28, 2011

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I.                      REGISTRANT INFORMATION.

The Registrant is Soupman, Inc. (the "Company").  The address of the Company’s principal executive office is 1110 South Avenue, Suite 100, Staten Island, NY 10314.

PART II.                      RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒           (a)           The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒           (b)           The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐           (c)           The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.                      NARRATIVE

The Company is unable to file its Quarterly Report on Form 10-Q for its fiscal quarter ended February 28, 2011 by the prescribed date without unreasonable effort or expense because the Company was unable to compile certain information required in order to permit the Company to file a timely and accurate report on the Company’s financial condition. The Company believes that the Quarterly Report will be completed within the five day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934.

PART IV.                      OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Robert Bertrand                                                      (212) 768-7687

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes                                           ☐  No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

☒ Yes                                           ☐  No

In light of the fact that as of December 16, 2010, we are in a new line of business, namely, the manufacture and sale of Al Yeganeh’s famous soups, we expect a significant change in the results of operations from the Registrant’s corresponding period for the prior fiscal year. We expect that our revenue for the quarter ended February 28, 2011 will be at least $380,000  as compared to $0  for the quarter ended February 28, 2010, and that our expenses and operating loss will have also substantially increased. In addition, when comparing the most recently completed fiscal quarter to the quarter ended February 28, 2010 of our subsidiary, The Original Soupman, Inc. (“OSM”), we expect our revenues to be significantly lower and expenses to be significantly higher for the current period, primarily as a result of  a packaging change to help increase our brand awareness in the grocery stores which took us off of the grocery shelf for a period of time and additional expenses incurred by OSM in connection with the December 16, 2010 merger with the Registrant.

SOUPMAN, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 14, 2011	By:	/s/ Robert Bertrand
Robert Bertrand
President and Chief Financial Officer